

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 23, 2017

Joseph R. Massaro
Chief Financial Officer
Delphi Automotive PLC
Courteney Road
Hoath Way
Gillingham, Kent ME8 0RU
United Kingdom

> **Re: Delphi Automotive PLC**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 6, 2017**
> **Form 8-K filed February 2, 2017**
> **File No. 001-35346**

Dear Mr. Massaro:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 6. Selected Financial Data, pages 31

1. We note your reconciliation of adjusted operating income to net income attributable to the Company. Please revise your next Form 10-Q to begin your reconciliation with GAAP results rather than non-GAAP results, in each place this reconciliation is disclosed in your filing. Please refer to Question 102.10 of the non-GAAP C&DIs.

Form 8-K Filed February 2, 2017

2. We note your Q1 and full year 2017 financial guidance for adjusted operating income and income margin and adjusted earnings per share. However, it does not appear that you have included a reconciliation of those measures to the most comparable GAAP measures in accordance with Item 10(e)(1)(i)(B). If you have excluded a quantitative reconciliation for the forward-looking non-GAAP measures in reliance on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B), please revise to disclose this fact and identify that the information is unavailable. Please refer to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure